Exhibit 99.1

Kornit Digital Presents Kornit Fashion Week Tel Aviv 2021

Press release 12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel Tel: +972.3.908.5800 www.kornit.com Press contact Carmen Deville Makover Head of Global PR pr@kornit.com

40+ leading fashion designers participating in international showcase for sustainable fashion

February 10, 2021, Rosh Ha’ayn, Israel – Kornit Digital (Nasdaq: KRNT), worldwide market leader in digital textile printing technology, proudly presents Kornit Fashion Week Tel Aviv 2021, March 28 – April 1. The opening gala will be hosted by supermodel Bar Rafaeli and Tel Aviv Fashion Week founder Motty Reif. More than 40 fashion designers will be presenting, and the event’s core theme will highlight the collaboration of technology and fashion to achieve and elevate sustainable production and consumption practices globally.

“A decade ago, I started Tel Aviv Fashion Week in order to promote our local talent internationally,” said Reif. “For the past five years, we’ve been a driving force behind inclusivity in fashion, and now we are tackling the industry’s most pressing issue of our time and joining forces with Kornit in order to make production more sustainable—startup nation technology meets fashion, to change the world together.”

Fashion leads the e-commerce revolution, with apparel representing the top category for online sales, but the industry remains mired in obsolete and inefficient manufacturing processes which, among other issues, are responsible for up to 25% of water pollution globally. Consumer behavior has permanently disrupted traditional fashion cycles and created a significant opportunity for on-demand production in the fashion world—achieving true sustainability by producing only what is sold, eliminating overstocks, cutting down on wasteful shipping and transport, and eliminating waste and pollution of natural resources.

Kornit Digital’s patented single-step process meets the on-demand needs of the fashion industry globally. Its processes and technologies are also safer and compounds eco-friendly benefits with water-based inks and fixations meeting rigorous retail standards for sustainability.

As one of the preeminent platforms for innovation in the international fashion community, Kornit Fashion Week Tel Aviv will give observers great insight into the myriad ways technology empowers even the most demanding fashion designers to achieve sustainability without compromising their world-renowned quality.

“For more than a decade, Kornit has led the charge for on-demand production, and our innovations ensure fashion designers can deliver brilliant designs, limitless color combinations, the finest hand-feel, and unparalleled durability, all while changing the game with production practices that are simultaneously more profitable, more responsive to spontaneous and shifting demand, and more eco-responsible,” said Ronen Samuel, Kornit Digital CEO. “I couldn’t be prouder to present an event that is widely recognized as a beacon for global movements and agendas and demonstrate how diversity and individual expression can be enriched and celebrated hand-in-hand with our shared vision of a more sustainable world.”

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.